

April 5, 2023

Ding-Shin Chang
President and Chief Executive Officer
Phoenix Rising Companies
641 10th Street
Cedartown, Georgia 30125

> **Re: Phoenix Rising Companies**
> **Amendment No. 1 Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 6, 2023**
> **File No. 000-55319**

Dear Ding-Shin Chang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K filed on February 6, 2023

Item 1. Business
Description of Business, page 4

1. We note your response to comment 1 and your revised disclosure on page 5. Please revise to acknowledge that Chinese regulatory authorities could disallow your corporate structure.

2. We note your response to comment 3, as well as your revised disclosure that "[a]s used herein, references to the "Company", "we", "our", "us", and "Phoenix Rising" refer to Phoenix Rising Companies, a Nevada corporation, and its subsidiaries, unless the context otherwise indicates." Please refrain from using single terms to encompass both the entity in which shareholders own interest in and the entity that is conducting

the business operations. Please maintain this distinction throughout the filing and at all times make the disclosure clear to shareholders in which entity they are owners and which entity is conducting the business operations.

3. We note your response to comment 4. Please amend your summary risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash. Provide cross-references to these other discussions.

4. We note your response to comment 5 and your revised disclosure on page 4. Please revise your structure chart to clearly show all subsidiaries that are directly owned by you and, if applicable, any subsidiaries that are owned by other individuals and/or entities. In addition, clearly identify the entity in which shareholders own their interest and the entity(ies) in which the company's operations are conducted.   Also, identify the person and/or entities that own the balance of ownership of Worx America, Inc. and Shenzhen Amuli Industrial Development Co. Ltd.

5. We note your response to comment 7 and we reissue it in part. Please disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. Additionally, we note that you have not relied on the opinion of counsel with respect to your conclusions regarding permissions and approvals. Please state as much and explain why such an opinion was not obtained.

Summary of Risk Factors Related to China, page 7

6. We note your revisions in response to comment 6. Please include a summary risk factor that explains that rules and regulations in China can change quickly with little advance notice. For each risk factor listed in this section, please provide a cross-reference to each coordinating risk factor. A general reference to the page number of the beginning of the risk factors section is not sufficient for this purpose.

Item 1A. Risk Factors, page 11

7. We note your response to comment 8. However, we cannot locate your Holding Foreign Companies Accountable Act risk factor. Please advise. Please revise your discussion of HFCAA on page 6 to reflect the Consolidated Appropriations Act, 2023, and related regulations and disclose how such developments will affect your company.

Item 7. Management's Discussion and Analysis of Financial Condition and results of Operations, page 22

8. We note your written response and revised disclosure on page 17 concerning comment 11. We reissue our comment. In the Management's Discussion and Analysis section,

please provide a clear description of how cash is or can be transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Provide cross-references to the condensed consolidating schedule and consolidated financial statements. Additionally, please revise to:

- state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash.

- discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors.

- discuss any cash management policies that you have that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure and revise to include cross-references to your other discussions, as appropriate.

General

9.   We note your response to comment 12, as well as your revised disclosure on page 8. Please augment your disclosure to identify the director, and officer located in the PRC/Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas E. Puzzo